The Atlantic Building

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Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

March 3, 2021

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Anu Dubey

Mindy Rotter

Re:	Northern Lights Fund Trust II (the “Trust” or “Registrant”) Registration Statement Under the Securities Act of 1933 on Form N-14, filed on February 5, 2021 File Numbers 333-252794; 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on February 17, 2021 and February 25, 2021 (the “Comments”), relating to the Registration Statement Under the Securities Act of 1933 filed on Form N-14 (the “Registration Statement”) on February 5, 2021 regarding the reorganization (the “Reorganization”) of the Two Oaks Diversified Growth and Income Fund (the “Acquired Fund”), a series of the Trust, into the North Star Opportunity Fund the “Acquiring Fund” and together with the Acquired Fund, collectively referred to as the “Funds”), a series of the Trust. A pre-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence. Defined terms used and not defined herein have the meanings given to them in the Registration Statement.

I.	Legal Examiner’s Comments

General

Comment #1

Please confirm that a delaying amendment will be filed before this N-14 goes effective automatically on March 8, 2021.

Alston & Bird LLP                                                                                                                                                                                                        www.alston.com

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March 3, 2021 Page 2

Response #1

The Registrant confirms that a delaying amendment will be filed before this N-14 goes automatically effective.

Notice to Shareholders of Special Meeting

Comment #2

With to the first sentence of the fourth paragraph of the notice, please add disclosure of a separate proposal in the proxy statement and on the proxy card that sets forth a separate proposal to adjourn. The Staff does not view a proposal to adjourn if insufficient votes to approve are not received as a matter for which discretionary authority may be exercised per the exceptions in Rule 14a-4(c).

Response #2

Registrant respectfully declines to include a separate proposal regarding adjournment on the proxy card. Registrant believes that the adjournment or postponement of a meeting to solicit additional proxies is not a substantive proposal for which proxies must be independently solicited. In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (the “Adjournment Release”), the Commission withdrew proposed Rule 20a-4 under the Investment Company Act of 1940, as amended, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In lieu of the proposed Rule, the Commission stated:

Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management’s office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.

The Commission has thus expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders. Registrant represents that they will evaluate any proposed adjournments consistent with the Commission’s guidance in the Adjournment Release. Registrant further notes that, had the question of adjournment required a separate proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. The Registrant therefore submits that the Adjournment Release does not support the notion that such adjournments are a substantive proposal for which proxies must be independently solicited.

March 3, 2021 Page 3

The Registrant has also added the following disclosure to the combined prospectus/proxy statement (also see response to Comment #18 below):

ADJOURNMENT AND POSTPONEMENT

In the event that a quorum is not present at the Meeting, or if a quorum is present at the Meeting but sufficient votes by the shareholders of the Acquired Fund in favor of the Reorganization have not been received, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of the shares represented at the Meeting, either in person or by proxy. The persons named as proxies will vote in favor of such adjournment those proxies which they are entitled to vote in favor of the Reorganization. They will vote against any such adjournment those proxies required to be voted against the Reorganization. The Board also may, prior to the Meeting being convened, postpone the Meeting from time to time.

The costs of any such additional solicitation and of any adjourned or postponed session will be borne by North Star.

With this addition, the combined prospectus/proxy statement clearly discloses that the persons named as proxies would vote those proxies which they are entitled to vote in favor of a proposal in favor of the adjournment regarding that proposal, and would vote those proxies required to be voted against a proposal against an adjournment regarding that proposal. The Registrant believes that this process does not confer discretionary authority to the persons named as proxies with respect to adjournment and that it is consistent for a shareholder who votes in favor of a proposal to also vote in favor of an adjournment with respect to that proposal to solicit additional votes, and that adding an additional proposal to that effect adds unnecessary expenses and complexity to the proxy solicitation. Additionally, Registrant believes that this process by which the persons named as proxies would vote for or against adjournment regarding a proposal based on the proxy votes received for or against that proposal, shareholders is a procedural matter incident to the conduct of a meeting and, therefore, does not constitute an inappropriate “bundling” of proposals.

Accordingly, the Registrant respectfully submits that a separate proposal asking shareholders for approval to adjourn the meeting to solicit additional votes is not required.

Questions and Answers

Comment #3

With respect to the first Q&A in the Questions and Answers section, please consider whether you need to re-define each party given that you have already defined each party in the previous page.

Response #3

The Registrant acknowledges the comment, however, respectfully declines to make the suggested change.

March 3, 2021 Page 4

Comment #4

In the second paragraph in the answer to the Q&A regarding “Will The Organization Result In New or Higher Fees for Shareholders?”, please disclose that North Star has the ability to recoup waived expenses.

Response #4

The Registrant has added the disclosure as requested. Please see below:

The Reorganization is expected to result in a lower net expense ratio for shareholders of the Acquired Fund although the advisory fee for the Acquiring Fund is higher than that of the Acquired Fund. The Acquired Fund pays Two Oaks, the investment adviser to the Acquired Fund, an investment advisory fee equal to 0.60% of the Acquired Fund’s average daily net assets. The Acquiring Fund, on the other hand, pays its adviser, North Star, an investment advisory fee equal to 1.00% on the first $100,000,000 of the Acquiring Fund’s average daily net assets and 0.90% on assets thereafter.

Currently, North Star has contractually agreed to waive its management fees and to make payments to limit the Acquiring Fund expenses, until at least March 31, 2021, so that the total annual operating expenses (excluding front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses such as litigation) do not exceed 1.55% of average daily net assets attributable to Class A shares. North Star is permitted to receive reimbursement from the Acquiring Fund for fees it waived and Fund expenses it paid, subject to the limitation that: (1) the reimbursement for fees and expenses will be made only if payable within three years from the date the fees and expenses were initially waived or reimbursed; and (2) the reimbursement may not be made if it would cause the expense limitation in effect at the time of the waiver or currently in effect, whichever is lower, to be exceeded. The Acquiring Fund must pay its current ordinary operating expenses before the Adviser is entitled to any reimbursement of management fees and/or expenses. The Acquiring Fund’s total annual operating expenses as of April 1, 2020~~, however,~~ are 1.56% for Class A shares (inclusive of underlying acquired fund fees and expenses which are excluded from the fee cap), which is at the fee cap. Two Oaks does not have a similar contractual agreement to waive its fees or reimburse expenses of the Acquired Fund. The Acquired Fund’s total annual operating expenses as of July 31, 2020 were 1.65% (inclusive of underlying acquired fund fees and expenses). Accordingly, the total annual operating fees for the Acquired Fund are currently higher than the total annual operating fees for the Acquiring Fund. Additionally, if shareholders of the Acquired Fund approve the Reorganization, North Star has contractually agreed to extend the current expense limitation arrangement for Class A shares of the Acquiring Fund at least through March 31, 2024. After consummation of the Reorganization, the Acquiring Fund’s total annual operating expenses before (and after) the fee waiver are expected to be 1.52% (inclusive of underlying acquired fund fees and expenses which are excluded from the fee cap). Although North Star intends to renew the expense limitation agreement after its expiration, there is no guarantee that the new North Star fee waiver will continue after its expiration date.

March 3, 2021 Page 5

In addition, Two Oaks and North Star believe that over time combining the assets of the Acquired Fund with the assets of the Acquiring Fund may result in possible operating efficiencies and economies of scale, perhaps further lowering the total annual operating expense ratio as certain fixed fees are spread across a larger asset base.

The Acquiring Fund has a 2.00% redemption fee on redemptions of Class A shares made less than 30 days after purchase while the Acquired Fund does not have such a redemption fee. The Acquiring Fund’s redemption fee, however, will not apply to any Class A shares obtained as a result of the Reorganization.

Finally, with respect to purchases of $1,000,000 or more of Class A shares that are not subject to a front-end sales load, the Acquiring Fund may impose a Contingent Deferred Sales Charge (“CDSC”) of up to 1,00% on shares redeemed during the first 12 months after their purchase in the amount of the commissions paid by North Star on those shares redeemed. While the Acquired Fund does not have a similar CDSC, sales of $1,000,000 or more of Acquired Fund Class A shares are subject to a 1.00% front-end sales load.

Comment #5

In the Q&A regarding “How Do I Cast My Vote?”, with respect to the sentence: “you may vote by attending the Special Meeting in person,” please add some indication that the special meeting is virtual.

Response #5

The Registrant has revised the disclosure in response to the comment. Please see below:

Q.       How do I cast my vote?

A.       You may vote by attending the Special Meeting virtually in person via conference call. You may vote according to the instructions provided on your proxy card. You may vote by telephone using the toll free number found on your proxy card. You may also use the enclosed postage-paid envelope to mail your proxy card. You may also vote via the Internet. Please follow the enclosed instructions to use these methods of voting. We encourage you to vote by telephone or via the Internet. Use of telephone or Internet voting will reduce the time and costs associated with this proxy solicitation.

March 3, 2021 Page 6

Combined Prospectus/Proxy Statement Cover

Comment #6

Please disclose the date that this prospectus/proxy statement is first being mailed to shareholders per Rule 14a-6(d) and General Instruction D.1 to Form N-14.

Response #6

The Registrant has added the disclosure as requested. Please see below:

This Combined Prospectus/Proxy Statement is being furnished to shareholders of the Two Oaks Diversified Growth and Income Fund (the “Acquired Fund”), a series of Northern Lights Fund Trust II (“NLFT II”), in connection with the solicitation of proxies by the Board of Trustees of NLFT II (the “Board”) for use at a special meeting of shareholders (the “Special Meeting”) of the Acquired Fund~~, at the offices of Gemini Fund Services at 80 Arkay Drive, Suite 110 Hauppauge, New York, 11788~~ on May 7, 2021, at 11:00 a.m. Eastern Time to consider an Agreement and Plan of Reorganization (the “Plan”) that has been approved by the Board. Under the Plan, all of the assets of the Acquired Fund will be transferred to the North Star Opportunity Fund (the “Acquiring Fund” and together with the Acquired Fund, the “Funds”)), a series of NLFT II; the Acquiring Fund will assume all of the liabilities of the Acquired Fund; and each shareholder of the Acquired Fund will receive a number of full and fractional Class A shares of the Acquiring Fund equal in aggregate net asset value at the time of the Reorganization to the aggregate net asset value of such shareholder’s shares of the Acquired Fund (the “Reorganization”). At the Special Meeting, shareholders of the Acquired Fund will be asked to consider and approve the Plan. Upon completion of the Reorganization, the Acquired Fund will be terminated as a series of NLFT II and the Acquiring Fund will continue as the surviving fund. The Reorganization is expected to be consummated on May 7, 2021, or such other date as NLFT II decides. Failure of any of the conditions to closing as described in the Plan may result in the Reorganization not being completed. If the Reorganization is not completed, the Board will consider other possible courses of action in the best interests of shareholders, including continuation of the Acquired Fund as is, the Acquired Fund’s liquidation or seeking shareholder approval of amended proposals. Further, if the Reorganization is not completed the Acquiring Fund will continue to operate as a separate series of NLFT II.

The date of the first mailing of this Combined Prospectus/Proxy Statement will be on or about March 15, 2021. Only shareholders of record at the close of business on March 1, 2021 are entitled to notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof.

The Board believes that the Reorganization is in the best interests of the respective Fund, and that the interests of the respective Fund’s shareholders will not be diluted as a result of the Reorganization. The Board unanimously recommends that shareholders of the Acquired Fund vote FOR the Reorganization.

March 3, 2021 Page 7

Comment #7

With regards to the bulleted list of documents that are incorporated by reference please add hyperlinks to the items incorporated by reference per Rule 4-11 under the 1933 Act and Rule 0-4(d) under the 1940 Act. We note that this same comment applies to the list of items incorporated by reference in the SAI.

Response #7

The Registrant has added the hyperlinks as requested.

Overview

Comment #8

With respect to the last sentence in the last paragraph of this section, we note that the Q&A disclosure says that the transfer agent distributor and administrator are the same for the Acquired and the Acquiring Fund while this sentence suggests otherwise. Please confirm that this statement is accurate or revise accordingly.

Response #8

The Registrant confirms that the disclosure in the Q&A section is correct. Accordingly, Registrant has revised the referenced sentence in this section as follows:

The Acquired Fund and Acquiring Fund have the same board of trustees and, while there are different service providers ~~arrangements~~ for custody and audit, service providers for administration, ~~accounting,~~ transfer agency and distribution services are the same.

Summary Comparison of Funds and Principal Investment Risks -

Principal Investment Risks

Comment #9

With respect to the first paragraph of this section:

1.	Please enhance the disclosure of the differences in the risks of the Funds. Highlight any substantive differences in the principal risks between the Funds.

2.       Disclose if certain risks are the same, but disclosed under different headings. For example, the Acquiring Fund references fixed income securities risk, while the Acquired Fund references ABS and government securities risk without a stand-alone fixed income securities risk.

March 3, 2021 Page 8

Response #9

1.	The Registrant has revised the disclosure in response to the comment. Please see below:

Principal Investment Risks. The Funds have many similar principal risks, such as Credit Risk and General Market Risk. However, there are ~~many~~ several risks disclosed in the Acquired Fund’s prospectus that are not specifically addressed in the Acquiring Fund’s prospectus. These risks include: Asset-backed Securities Risk, Closed-ended Investment Company Risk, Commodities Risk, Company Risk, ETF Risk, Government Risk, Interest Rate Risk, Management Risk, Medium-Size Issuer Risk, Pre-Payment Risk, Real Estate Securities Risk, REIT Risk and Sector Risk. Likewise, there are certain risks disclosed in the Acquiring Fund’s prospectus that are not specifically addressed in the Acquired Fund’s prospectus. These risks include: ADR Risk, Fixed Income Securities Risk, Flexible Strategy Risk, Foreign Securities and Currency Risk, and Municipal Securities Risk. In some cases, these differences are the result of similar risks being disclosed under different headings by each Fund. For instance, the Acquired Fund’s Asset-Backed Securities Risk, Government Risk, Interest Rate Risk and Prepayment Risks are similar to the risks disclosed under the Acquiring Fund’s Fixed Income Risk. In other cases, ~~These~~ these differences ~~primarily~~ relate to the views of the respective advisers of the Acquired Fund and the Acquiring Fund as to what they consider to be principal risks of their respective Fund. For instance, Commodities Risk, Real Estate Risk and Real Estate Investment Trusts (REITs) Risk are principal risks of the Acquired Fund but not of the Acquiring Fund. Additionally, ADR Risk is a principal risk of the Acquiring Fund but not of the Acquired Fund.

2.       The Registrant has revised the disclosure in response to the comment. Please see the response to Comment #9.1 above

Class A Sales Charges Waivers

Comment #10

This comment refers to the last three sentences of the last paragraph of this section: “If you own fund shares as part of another account or package, such as an IRA or a sweep account, you should read the terms and conditions that apply for that account. Those terms and conditions may supersede the terms and conditions discussed here. Contact your selling agent for further information.”

Please delete the last two sentences above because all sales charge variations and waivers need to be identified and briefly described in the prospectus per Item 12(a)(2) of Form N-14.

Response #10

The Registrant has deleted the last two sentences as requested.

Redemption Fees

Comment #11

This comment refers to the following sentence: “The Acquired Fund does not have a redemption fee.”

March 3, 2021 Page 9

Please disclose this difference in redemption fees in the Q&A question that asks how costs are different.

Response #11

The Registrant has added the disclosure as requested. Please see the response to Comment #4 above.

March 3, 2021 Page 10

Purchase and Redemption Procedures

Comment #12

With respect to the Acquiring Fund” column in the “Redemption Information” row, please disclose the difference in CDSC fees in the Q&A question that asks how costs are different.

Response #12

The Registrant has added the disclosure as requested. Please see the response to Comment #4 above.

Disclosure of Portfolio Holdings

Comment #13

Please update references to Form N-PORT rather than Form N-Q.

Response #13

The Registrant has made the requested change.

Comparison of Investment Restrictions and Limitations

– Non-Fundamental Investment Restrictions

Comment #14

With respect to the Acquiring Fund column, non-fundamental investment restrictions #2 and #3 are identical. Please delete one of them.

Response #14

The duplicate non-fundamental investment restriction has been deleted.

Fee Table

Comment #15

Under the “Annual Fund Operating Expenses” section in the Fee Table, please delete the last two lines of the fee table and move the disclosure in footnotes 4 and 5 to narrative disclosure following the fee table. The reason for this comment is because the fee waiver does not kick in and because the fee waiver in the “Acquiring Fund (Current)” column does not run for at least 1 year from the effective date of the N-14.

March 3, 2021 Page 11

Response #15

The Registrant has revised the disclosure as requested. Please see below:

	Two Oaks Diversified Growth and Income Fund Acquired Fund (Current)	North Star Opportunity Fund Acquiring Fund (Current)	North Star Opportunity Fund Acquiring Fund (Pro Forma Combined)
Shareholder Fees (fees paid directly from your investment)	Class A	Class A	Class A
Maximum sales charge (load) (as a percentage of offering price)	5.75%	5.75%	5.75%
Maximum Deferred Sales Charge (Load) (as a percentage of the original offering price)	None	2.00%(1)	2.00%(1)
Redemption fee (as a percentage of amount redeemed within 60 days of purchase for the Acquired Fud and within 30 days of purchase for the Acquiring Fund)	None	2.00%	2.00%
Exchange fee	None	None	None
Wire Fee	None	None	None
Overnight check delivery fee	None	None	None
Retirement account fees (annual maintenance fee)	None	None	None
Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)
Management fees	0.60%	0.99%	0.99%(2)
Distribution and/or service (12b-1) fees	0.25%	0.25%	0.25%
Other expenses	0.78%	0.31%	~~0.27~~0.31%
Acquired Fund Fees and Expenses(3)	0.02%	0.01%	0.01%
Total annual fund operating expenses	1.65%	1.56%	~~1.52~~1.56%
~~Less: Fee waivers and/or expense reimbursements~~	~~00.0%~~	~~0.00%~~	~~0.00%~~
~~Total net annual fund operating expenses (after waivers/reimbursements)~~	~~1.65%~~	~~1.56%(4)~~	~~1.52%(5)~~
(1)	Class A shares do not have a contingent deferred sales charge (“CDSC”) except that a 1.00% charge applies to certain redemptions made within twelve months, following purchases of $1 million or more without an initial sales charge.
(2)	The advisory fee for the Acquiring Fund is 1.00% on the first $100,000,000 of net assets and 0.90% thereafter.
(3)	This number includes the combined total fees and operating expenses of underlying acquired funds owned by a Fund and is not a direct expense incurred by a Fund or deducted from Fund assets. The operating expenses in this fee table will not

March 3, 2021 Page 12

correlate to the expense ratio in the respective Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the respective Fund.

~~(4)~~	~~Pursuant to an operating expense limitation agreement between North Star and the Acquiring Fund, North Star has agreed contractually to waive its management fee and to reimburse operating expenses (excluding front-end or contingent deferred loads, brokerage fees and commissions, underlying acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses such as litigation) at least until March 31, 2021, such that net annual fund operating expenses of the Acquiring Fund do not exceed 1.55% of the Acquiring Fund’s average net assets, for Class A shares. This operating expense limitation agreement can be terminated only by, or with the consent of, the Board. North Star is permitted to receive reimbursement from the Acquiring Fund for fees it waived and fund expenses it paid, subject to the limitation that: (1) the reimbursement for fees and expenses will be made only if payable within three years from the date the fees and expenses were initially waived or reimbursed; and (2) the reimbursement may not be made if it would cause the expense limitation in effect at the time of the waiver or currently in effect, whichever is lower, to be exceeded.~~
~~(5)~~	~~After consummation of the Reorganization, North Star will contractually agree to extend its expense limitation for Class A shares of the combined Acquiring Fund. Pursuant to an operating expense limitation agreement between North Star and the Acquiring Fund, North Star has agreed contractually to waive its management fee and to reimburse operating expenses (excluding front-end or contingent deferred loads, brokerage fees and commissions, underlying acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses such as litigation) beginning at the consummation of the Reorganization until at least March 31, 2024, such that net annual fund operating expenses of the Acquiring Fund do not exceed 1.55% of the Acquiring Fund’s average net assets, for Class A shares. This operating expense limitation agreement can be terminated only by, or with the consent of, the Board. North Star is permitted to receive reimbursement from the Acquiring Fund for fees it waived and fund expenses it paid, subject to the limitation that: (1) the reimbursement for fees and expenses will be made only if payable within three years from the date the fees and expenses were initially waived or reimbursed; and (2) the reimbursement may not be made if it would cause the expense limitation in effect at the time of the waiver or currently in effect, whichever is lower, to be exceeded.~~

Pursuant to an operating expense limitation agreement between North Star and the Acquiring Fund, North Star has agreed contractually to waive its management fee and to reimburse operating expenses (excluding front-end or contingent deferred loads, brokerage fees and commissions, underlying acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses such as litigation) at least until March 31, 2021, such that net annual fund operating expenses of the Acquiring Fund do not exceed 1.55% of the Acquiring Fund’s average net assets, for Class A shares. This operating expense limitation agreement can be terminated only by, or with the consent of, the Board. North Star is permitted to receive reimbursement from the Acquiring Fund for fees it waived and fund expenses it paid, subject to the limitation that: (1) the reimbursement for fees and expenses will be made only if payable within three years from the date the fees and expenses were initially waived or reimbursed; and (2) the reimbursement may not be made if it would cause the expense limitation in effect at the time of the waiver or currently in effect, whichever is lower, to be exceeded.

After consummation of the Reorganization, North Star will contractually agree to extend its expense limitation for Class A shares of the combined Acquiring Fund. Pursuant to an operating expense limitation agreement between North Star and the Acquiring Fund, North Star has agreed contractually to waive its management fee and to reimburse operating expenses (excluding front-end or contingent deferred loads, brokerage fees and commissions, underlying acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses such as litigation) beginning at the consummation of the Reorganization until at least March 31, 2024, such that net annual fund operating expenses of the Acquiring Fund do not exceed 1.55% of the Acquiring Fund’s average net assets, for Class A shares. This operating expense limitation agreement can be terminated only by, or with the consent of, the Board. North Star is permitted to receive reimbursement from the Acquiring Fund for fees it waived and fund expenses it paid, subject to the limitation that: (1) the reimbursement for fees and expenses will be made only if payable within three years from the date the fees and expenses were initially waived or reimbursed; and (2) the reimbursement may not be made

March 3, 2021 Page 13

if it would cause the expense limitation in effect at the time of the waiver or currently in effect, whichever is lower, to be exceeded.

Expense Example

Comment #16

Please delete the fourth sentence. As commented above, the fee waiver does not kick in.

Response #16

The sentence has been deleted as requested.

Key Information About the Reorganization –

Description of the Shares to be Issued

Comment #17

With respect to the fourth sentence in the first paragraph of this section, please disclose the CDSC difference between the class A shares of the Acquired Fund and the Acquiring Fund here as well.

Response #17

The Registrant has added the disclosure as requested. Please see below:

Description of the Shares to be Issued. Full and fractional shares of Class A shares of the Acquiring Fund will be issued to shareholders of the Acquired Fund, in accordance with the procedures under the Plan of Reorganization as described above. The Declaration of Trust of NLFT II permits the Board to issue an unlimited number of shares of beneficial interest of each series within the Trust with no par value per share. Like the Acquiring Fund, the Acquired Fund is a series of the Trust which, as of the Closing Date, will consist of Class A shares. There are no material differences between the Class A shares of the Acquired Fund and the Class A shares of the Acquiring Fund, except that unlike Class A shares of the Acquired Fund, Class A shares of the Acquiring Fund are subject to a redemption fee of 2.00% on redemptions made within 30 days of purchase, and, with respect to purchases of $1,000,000 or more of Class A shares, Acquiring Fund shares are not subject to a front-end sales load but may be subject to a CDSC of up to 1.00% on shares redeemed during the first 12 months after their purchase in the amount of the commissions paid by the Acquiring Fund’s adviser on those shares redeemed, while Class A shares of the Acquired Fund are not subject to a CDSC but are subject to a 1.00% front-end sales load. Each share of beneficial interest of each series of shares has one vote and shares equally in dividends and distributions when and if declared by a series and in the series’ net assets upon liquidation. All shares, when issued, are fully paid and nonassessable. The shares do not entitle the holder thereof to preference, preemptive, appraisal, conversion or exchange rights, except as the Board may determine with respect to any series of shares. Shares do not have cumulative voting rights and, as such, holders of at least 50% of the shares voting for Trustees can elect all Trustees and the remaining shareholders would not be able to elect any Trustees. The Board may classify or reclassify any unissued shares of either Fund into shares of any series by setting or changing in any one or more respects,

March 3, 2021 Page 14

from time to time, prior to the issuance of such shares, the preference, conversion or other rights, voting powers, restrictions, limitations as to dividends, or qualifications of such shares. Any such classification or reclassification will comply with the provisions of applicable securities laws. Shareholders of each series vote as a series to change, among other things, a fundamental policy of each such series and to approve the series’ investment management contracts and distribution plans pursuant to Rule 12b-1 of the 1940 Act. Like the Acquired Fund, the Acquiring Fund is not required to hold annual meetings of shareholders but will hold special meetings of shareholders when, in the judgment of the Board, it is necessary or desirable to submit matters for a shareholder vote.

Voting Information

Comment #18

With respect to the last sentence of the last paragraph of this section, please clarify the sentence.

Response #18

In response to the comment, the Registrant has revised the disclosure. Please see below:

Voting Information. Acquired Fund shareholders may vote in one of the following ways:

•	complete and sign the enclosed proxy card and mail it to us in the prepaid return envelope (if mailed in the United States);
•	vote on the Internet at the website address listed on your proxy card;
•	call the toll-free number 800-690-6903 to reach an automated touchtone voting line; or
•	call the toll-free number 833-782-7142 to speak with a live operator Monday through Friday 9:00 AM to 10:00 PM Eastern time.

All properly executed proxies received in time for the Special Meeting will be voted as specified in the proxy, or, if no specification is made, FOR the proposal.

As of March 1, 2021 (“the Record Date”), there were 1,885,061.883 shares of beneficial interest of the Acquired Fund issued and outstanding. There were 7,945,561.762 total shares of the Acquiring Fund and 1,175,349.669 of Class A shares of the Acquiring Fund outstanding as of the Record Date.

All shareholders of record of the Acquired Fund on the Record Date are entitled to vote at the Special Meeting on the Proposals. Each shareholder is entitled to one (1) vote per share held, and fractional votes for fractional shares held, on any matter submitted to a vote at the Special Meeting.

An affirmative vote of the holders of a majority of the outstanding shares of the Acquired Fund is required for the approval of the proposed Plan of Reorganization. As defined in the 1940 Act, a vote of the holders of a majority of the outstanding shares of a fund means the vote of (1) 67% or more of the voting shares of the fund present at the meeting, if the holders of more than 50% of the outstanding shares of the fund are present in person or represented by proxy, or (2) more than 50% of the outstanding voting shares of the fund, whichever is less.

March 3, 2021 Page 15

Thirty-three and one-third percent (33-1/3%) of the shares of the Acquired Fund present in person or represented by proxy and entitled to vote shall constitute a quorum at the Special Meeting.

Broker non-votes and abstentions will be considered present for purposes of determining the existence of a quorum and the number of shares of the Acquired Fund represented at the Special Meeting, but they are not affirmative votes for any proposal. As a result, with respect to approval of the proposed Plan of Reorganization, non-votes and abstentions will have the same effect as a vote against a proposal because the required vote is a percentage of the shares present or outstanding.

~~The Acquired Fund will vote the shares for which it receives timely voting instructions from shareholders in accordance with those instructions. Shares for which the Acquired Fund receives a proxy card that is signed and timely returned but is not marked to indicate voting instructions will be treated as an instruction to vote the shares “FOR” the Reorganization. Shares for which the Acquired Fund receives no timely voting instructions from shareholders will be voted by the Acquired Fund either “FOR” or “AGAINST” the Reorganization, or as an abstention, in the same proportion as the shares for which shareholders have provided voting instructions to the Acquired Fund.~~

ADJOURNMENT AND POSTPONEMENT

In the event that a quorum is not present at the Meeting, or if a quorum is present at the Meeting but sufficient votes by the shareholders of the Acquired Fund in favor of the Reorganization have not been received, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of the shares represented at the Meeting, either in person or by proxy. The persons named as proxies will vote in favor of such adjournment those proxies which they are entitled to vote in favor of the Reorganization. They will vote against any such adjournment those proxies required to be voted against the Reorganization. The Board also may, prior to the Meeting being convened, postpone the Meeting from time to time.

The costs of any such additional solicitation and of any adjourned or postponed session will be borne by North Star.

Signatures

Comment #19

Please remove the asterisk in the signature lines for Kevin Wolf.

Response #19

The asterisk has been removed.

March 3, 2021 Page 16

Comment #20

Please identify who is the comptroller or principal accounting officer of the Registrant per Section 6(a) of the Securities Act.

Response #20

The Registrant will make the requested change.

II.	Accountant’s Comments

General

Comment #1

Please confirm in correspondence that the Registrant acknowledges that the Registration Statement is not permitted to go automatically effective and that either a pre-effective amendment or a delaying amendment on or before the date the Registration Statement is scheduled to go automatically effective must be filed.

Response #1

The Registrant confirms that a pre-effective amendment or a delaying amendment will be filed before the Registration Statement is scheduled to go effective.

Incorporated by Reference

Comment #2

A.	All financial statements and financial statement related items incorporated by reference or included in the N-14 must have live hyperlinks. Please confirm in correspondence that such hyperlinks will be included in the amendment or amendments.
B.	In the third bullet point regarding the Acquiring Fund’s documents, please check the wording and date of the items noted.

Response #2

A.	The Registrant confirms that live hyperlinks will be included in any future amendment.
B.	The Registrant has reviewed the reference bullet point and made corrections as necessary.

Edgar

Comment #3

Please update EDGAR to update share classes that are no longer active and confirm in correspondence that this has been completed.

March 3, 2021 Page 17

Response #3

The Registrant has updated EDGAR to update share classes that are no longer active.

Capitalization Table

Comment #4

Please include the information for the other share classes within the capitalization table, not just those share classes that will change as part of the reorganization.

Response #4

The Registrant has added the information as requested. See response to Comment #5 below

Comment #5

Please date the capitalization table within 30 days of the filing date of the amendment.

Response #5

The Registrant changed the date to February 26, 2021 and included information as of such date.

Capitalization.

The following table sets forth, as of February 26, 2021, the capitalization of the Acquired Fund and the Acquiring Fund, and the pro forma combined capitalization of the Acquiring Fund assuming the Reorganization has been consummated.

Share Class	Acquired Fund	Acquiring Fund	Pro Forma Adjustments	Acquiring Fund Pro Forma Combined
Class A Shares:
Net Assets	28,974,050.20	22,596,550.23		$51,570,600
Shares Outstanding[1]	1,885,055.895	1,277,522.714		$2,915,240.27
Net Asset Value per Share	$15.39	$17.69		$17.69
Class I Shares:
Net Assets	-	$119,916,449.98		$119,916,449.88

March 3, 2021 Page 18

Shares Outstanding[1]	-	6,799,304.594	6,799,304.594
Net Asset Value per Share	-	$17.64	$17.64
Class R Shares:[2]
Net Assets	-	-	-
Shares Outstanding[1]	-	-	-
Net Asset Value per Share	-	-	-

1The Acquired Fund shares will be exchanged for the Class A shares of the Acquiring Fund at the Class A shares’ ending NAV calculated as of the Effective Time.

2 The Acquiring Fund has registered but does not currently offer Class R shares.

Pro Forma Financial Statements

Comment #6

Please confirm in correspondence that the estimated costs of the reorganization will be included in the Q&A section of the Registration Statement and completed in the pro forma financial statements.

Response #6

The Registrant confirms that the estimated costs of the reorganization will be included in the Q&A section of the Registration Statement and completed in the pro forma financial statements.

Comment #7

Please explain in correspondence which accounting firm will provide services to the Fund after the merger occurs.

Response #7

The Registrant confirms that RSM US LLP will continue as the independent auditor of the Acquiring Fund following the reorganization.

Comment #8

Please provide updated consents when the amendment or amendments are filed.

Response #8

March 3, 2021 Page 19

The Registrant will provide updated consents when the amendment is filed.

***

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum